Prospectus Supplement toProspectus
dated September 8, 1995

Dividend Reinvestment and Stock Purchase Plan

American Financial Group, Inc.

1,000,000 shares

Common Stock

     Through our Dividend Reinvestment and Stock Purchase Plan, we offer holders of at least 25 shares of our common stock and holders of at least 25 shares of our Series J preferred stock issued by our subsidiary, American Financial Corporation, the opportunity to purchase shares of our common stock by having their cash dividends automatically reinvested in American Financial Group common stock.

     We have amended the Plan as follows:

  Shareholders who elect to participate will now be able to reinvest their dividends in shares of our common stock at a discount of 4% from the Current Market Price (as defined in the Prospectus Dated September 8, 1995).

  Our benefit plans may participate in the Plan through the nominee of the trustee of the benefit plan.

     The Internal Revenue Service has ruled with respect to a plan similar to the Plan that the full fair market value of the stock (the Current Market Price in our Plan) received will be considered a dividend distribution on the stock subject to the issuer’s determination of such distributions being a return of capital. The tax basis of shares acquired through reinvested dividends is equal to the fair market value of the stock (the Current Market Price in our Plan) on the dividend payment date instead of the discounted amount paid for the shares. The holding period for the acquired shares begins the day after the applicable investment date. Shareholders who participate in the Plan are urged to consult with their own tax advisors regarding the tax consequences involved in participating in the Plan.

     These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

September 7, 2001